File No. 82-763

Date	4 September 2006
Company	Securities and Exchange Commission
Fax no	+ 1 202 772 92 07
To	Special Counsel/Office of International Corporate Finance
From	Bodil Eriksson, Senior VP Communications & Investor Relations
No of pages (inclusive)	5

SVENSKA CELLULOSA
AKTIEBOLAGET SCA (publ)
Communications
& Investor Relations
Box 7827
SE-103 97 STOCKHOLM
Sweden
Tel +46 8-788 51 00
Fax +46 8-678 81 30
www.sca.com

SUPPL



SCA



06016611

Re: Svenska Cellulosa Aktiebolaget SCA
Rule 12g3-2 (b) Exemption
File No. 82-763

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's dated press release, **"SCA prepares for growth and higher margins"** which is being furnished to you pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy of this telefax and returning it to our messenger.

Sincerely yours,

Bodil Eriksson

/ Charlotte Lundgren

Encl.

PRESS RELEASE

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations
Box 7827, 103 97 Stockholm, Sweden
Tel +46 8 788 51 00, Fax +46 8 678 81 30
www.sca.com


SCA

SCA prepares for growth and higher margins

SCA sees good opportunities for growth and improved margins in the years ahead. This applies to all SCA's business areas – forest products, tissue, personal care and packaging. At SCA's capital market day in Stockholm on 4 September the company's management presents the financial levels at which the Group creates value and specifies opportunities for growth and improved margins through internal measures such as efficiency enhancement programmes and product innovations.

CEO Jan Åström: "We can strengthen our market positions considerably through strategic investments, selective acquisitions and divestments within the framework of our business areas. We also see very substantial growth opportunities in three regions outside our traditional main markets. This will be a key part of management's agenda over the next few years."

SCA's value creation requirement for the Group in 2006, based on the present capital base and cost of capital, is an operating surplus margin of 15%. Internal efficiency programmes have contributed to an improvement in SCA's operating surplus margin during the past 12 months and it now amounts to over 14%. SCA sees potential for improvement over the next few years of 2-3 percentage points from the present level, mainly based on internal measures, including price increases already announced. Cyclical market improvements are not included, however, nor are costs outside SCA's control such as energy or raw materials.

"The potential for improvement we are now reporting is relatively conservative. For example, we have not included compensation for the dramatic rise in energy prices in recent years. That said, there is an upside in the form of a continued improvement in the market situation," says CEO Jan Åström.

The Forest Products business area today provides value creation with an operating surplus margin of 22%, 1 percentage point higher than the required level of 21%. The margin improvement over the next few years is estimated at 2-3 percentage points, driven by a continued focus on productivity and high-quality magazine papers.

PRESS RELEASE

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)


SCA

For the Tissue business area, the value creation level is 14%. The current level is 12%, a consequence of restructuring within our customer base – the retail trade – in recent years and higher energy costs. Highest priority is being given to achieving the value creation level. The potential for improvement is estimated at 3-4 percentage points driven by positive effects from efficiency programmes and a greater focus on product development.

For Personal Care, the value creation level is 12%. Today's level is 18%. The challenge for Personal Care is to continue to develop and grow product segments, primarily the world-leading incontinence business, with retained margins.

For the Packaging business area, the value creation level is 13%. The present level is 11%, a consequence of the emigration of manufacturing industry with resultant excess capacity. The potential for improvement is estimated at 2-4 percentage points, driven by the ongoing efficiency programme and a focus on segments with a higher value content.

	Present margin (EBITDA)	Margin improvement (EBITDA)	Margin requirement for value creation (EBITDA)	Growth
	Achieved operating surplus margin: July 2005-June 2006	Anticipated margin improvement due to internal measures in percentage points from prevent level, within 3 years	SCA's internal requirement for value creation, based on current cost of capital and gross assets at 30 June 2006	Annual organic sales growth next 3 years
Group	**14%**	**2-3%**	**15%**	**3-4%**
Personal Care	18%	0-2%	12%	5-7%
Tissue	12%	3-4%	14%	3-4%
Packaging	11%	2-4%	13%	2-3%
Forest Products	22%	2-3%	21%	2-3%

Growth outside the home market, Europe

Europe is SCA's largest market. But sales outside Europe have risen significantly and SCA see continued major potential here over the next few years.

At the capital market day, Jan Åström says: "For the Group, we expect annual organic growth of 3-4% which will be driven, among other things, by high growth within Personal Care. SCA also sees strong growth within geographic regions such as Eastern Europe including Russia, Latin America, and China."

In Asia, SCA's packaging operations are growing fast. The Chinese market is very dynamic and attractive. SCA is confident about the possibilities for continued growth in China and is also seeking opportunities to expand its hygiene operations, through acquisitions and other

PRESS RELEASE

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)



activities. The company's goal is a strong increase in organic growth in Asia Pacific from today's approximately USD 850m to USD 1,300m by 2010.

Another of SCA's prioritized growth regions is Eastern Europe including Russia. Of the 330 million people who live in this region, approximately 140 million live in Russia. SCA already has significant positions here within tissue and personal care products. In order to meet demand for tissue in the expansive Moscow region, SCA plans to start a plant for the manufacture and conversion of tissue. This investment is expected to amount to approximately SEK 500m. Provided the necessary permits are obtained, production can start at the beginning of 2008.

Latin America is the third region of future strategic significance for SCA. The company has significant positions here within tissue and personal care products in markets such as Mexico, Colombia and Chile. SCA's goal is organic growth of more than 50% over the next 5 years, from today's USD 570m to USD 870m by 2010.

Investments, acquisitions and divestments

During the next few years, current investments will as before amount to about 5% of sales. Expansion investments (strategic investments) to support organic growth primarily in the three growth regions, are expected to remain at least 2% of sales. CEO Jan Åström also sees the extension of tissue capacity within the Americas business group as an interesting area for investment. The Ortviken paper mill is pointed out as an attractive industrial venue for a continued focus on magazine papers. However, in view of the ineffective Swedish energy policy, SCA's board currently finds itself unable to decide on such an investment.

SCA has conducted extensive efficiency enhancement programmes over the past two years with capacity shutdowns and substantial employee cutbacks designed to strengthen competitiveness. Acquisitions have been given lower priority during this period. At the capital market day, CEO Jan Åström indicates that SCA is now once again seeking growth through selective acquisitions.

"We have a mutually supportive product portfolio within the Group with our four business areas and we see strong advantages in this. Over the next few years, the aim is to further strengthen our positions. We will do this by being active both when it comes to opportunities to acquire companies, including possible structural deals, but also through divestment of units within the framework for our business areas that are not considered to have development potential. Taken overall, this will create conditions for profitable growth," says CEO Jan Åström.

Within current operations, Jan Åström also emphasizes the major focus on product development and brand building. Many of SCA's world-leading positions are based on being continuously out ahead in its ability to develop new products to meet customer and consumer preferences.

PRESS RELEASE

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)


SCA

Jan Åström, SCA's CEO: "SCA, with more than 60% of its sales comprising consumer products, has had a number of tough years, due among other things to changes within the retail sector. We have responded with cost savings and by trimming our organization. We have also worked with product development and innovations which are now bearing fruit. We see clear indications of a recovery and improvement within our main segments."

Stockholm, 4 September 2006

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)

Communications and Investor Relations

Questions about this press release will be answered during the capital market day's question time for registered participants and for media representatives at the press conference to be held directly after the capital market day. The press conference will be held at 6 pm on 4 September 2006 in Moderna Museet, Stockholm.

File No. 82-763

Date	4 September 2006
Company	Securities and Exchange Commission
Fax no	+ 1 202 772 92 07
To	Special Counsel/Office of International Corporate Finance
From	Bodil Eriksson, Senior VP Communications & Investor Relations
No of pages (inclusive)	2

SVENSKA CELLULOSA
AKTIEBOLAGET SCA (publ)
Communications
& Investor Relations
Box 7827
SE-103 97 STOCKHOLM
Sweden
Tel +46 8-788 51 00
Fax +46 8-678 81 30
www.sca.com


SCA

Re: Svenska Cellulosa Aktiebolaget SCA
Rule 12g3-2 (b) Exemption
File No. 82-763

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's dated press release, **"SCA acquires tissue company on the Canary Islands"** which is being furnished to you pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy of this telefax and returning it to our messenger.

Sincerely yours,



Bodil Eriksson / Charlotte Lundgren

Encl.

File No. 82-465

PRESS RELEASE

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations
Box 7827, 103 97 Stockholm, Sweden
Tel +46 8 788 51 00, Fax +46 8 678 81 30
www.sca.com


SCA

SCA acquires tissue converting company on the Canary Islands

Global paper and consumer product corporation SCA has today concluded an agreement with the owners of the Canary Islands tissue converting company MAPACASA covering the acquisition of the company. The acquisition is in line with SCA's strategy on the competitive Iberian market.

"The operation enables SCA to improve the service to our customers thanks to local production and increased efficiency in the supply chain", says Ole Terland, Head of SCA's European tissue operations.

MAPACASA has currently a converting capacity of 9 000 tonnes of finished goods. The company has two tissue converting lines and logistic facilities in Las Palmas and distribution platforms in Gran Canaria and Tenerife - with a focus on both Consumer Tissue and Away from Home. Sales in 2005 amounted to EUR 9.7 M. The company employs around 40 people.

"With a combination of the synergies, we reach a stronger position on the tissue market in Iberia. SCA has strategic partnerships that will further benefit from our MAPACASA acquisition", says Ole Terland during SCA's Capital Market Day in Stockholm, today.

The acquisition requires approval by relevant Spanish authorities.

Stockholm, 4 September 2006

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)

Communications and Investor Relations

For further information please contact
Bodil Eriksson, Senior Vice President, Communications and Investor Relations, phone +46 8 788 52 34
Pär Altan, Vice President Media Relations, phone +46 8 788 52 37

SCA is a global consumer goods and paper company that develops, produces and markets personal care products, tissue, packaging solutions, publication papers and solid-wood products. SCA creates value through knowledge of the needs of consumers and customers, regional presence and efficient production. Sales are carried out in some 90 countries and production in about 40 countries. Net sales amount to more than SEK 96 billion (EUR 11 billion) annually. At the beginning of 2006, SCA had about 50,000 employees. The SCA share is traded on the stock exchanges in Stockholm, London and New York.



To Ms.Anne Marie Tierney

Company Office of International Corporate Finance
Securities and Exchange Commission

Fax (202) 7729207

From Ronald Seckelmann
Director of Market Relations

Company **Klabin S.A.**

Phone (11) 32254027

Fax (011) 32254241

Date: March 20, 2006

Ref.: **Klabin S.A. – Notice to the Shareholders**

Please find enclosed herewith a new Notice to the Shareholders.

Ronald Seckelmann
Director of Market Relations